Exhibit 99.1

Webuy Announces Entry into the Nutraceutical and Longevity Markets with the Launch of Flagship Brand NEONE: A Premium Health Supplement

Designed to support cellular energy production,
improve mitochondrial function, and promote longevity

Successful launch with projections to rapidly enter the global, multi-billion-dollar anti-aging and nutraceutical markets

Endorsements gained from well-known celebrity
personalities who regularly use NEONE products

Singapore - June 13, 2024 - Webuy Global Ltd. (Nasdaq: WBUY) (“Webuy” or the “Company”), a Southeast Asian community e-commerce retailer, today announced its entry into the nutraceutical and longevity markets with the launch of NEONE, a premium health supplement brand committed to delivering high-quality nutritional supplements and health products. NEONE is a flagship brand exclusively developed by the Company and marks its strategic entry into the high-margin, multi-billion-dollar nutraceutical and longevity markets. The brand focuses on delivering the best health solutions to consumers through rigorous scientific research and innovation, ensuring the highest standards of quality, efficacy, and safety.

NEONE offers a range of advanced health supplements that stand out for their high purity and potency. These supplements are designed to address issues such as fatigue, insomnia, and stress, with a particular focus on anti-aging and cellular health. NEONE NMN supplements provide targeted benefits for those looking to enhance their overall well-being and vitality. The NEONE NMN product contains nicotinamide, a form of Vitamin B3, which has been shown to support cellular energy production, improve mitochondrial function, and promote longevity. Clinical studies suggest that nicotinamide may help reduce the effects of aging, improve cognitive function, and enhance physical endurance.

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy Global, stated, “NEONE’s launch is a significant milestone as it illustrates our commitment to providing scientifically backed, high-quality health supplements. Since its launch in May 2024, NEONE has already made meaningful inroads into the multi-billion-dollar Southeast Asian nutraceutical market, with rapid consumer uptake in the first month alone. I am also proud to report we have garnered endorsements from several well-known celebrity personalities who regularly use NEONE products and openly share their positive experiences, further enhancing the brand’s exposure, credibility and market appeal.”

“We look forward to leveraging our existing distribution channels, including our robust social e-commerce platform, which utilizes a group leader model to maximize reach and consumer engagement. This model allows us to effectively distribute NEONE products, ensuring these high-margin products reach a wide audience quickly and efficiently. As a result, we believe this product line will be a very significant contributor to both our revenue and profitability for years to come,” concluded Mr. Xue.

The global anti-aging supplements market was estimated at USD $4.2 billion in 2023 and is projected to reach USD $7.0 billion by 2023, with Southeast Asia experiencing the fastest growth1. The overall dietary supplements market in Southeast Asia alone was valued at USD $6.9 billion in 2018 and is projected to reach USD 13.9 billion by 20322.

1. Grandview Research: Anti-aging Supplements Market Size & Share Report

2. Fortune Business Insights: Southeast Asia Dietary Supplements Market

About Webuy Global Ltd

Webuy Global Ltd (Nasdaq: WBUY) is an innovative, technology-focused company with a goal of building the most trusted retail brand and advanced e-commerce platform in Southeast Asia, designed to leverage data in order to provide a community-driven experience for consumers. The Company’s unique ‘group buy’ business model is set to revolutionize traditional shopping practices, by offering substantial cost savings to customers through an efficient purchasing model and community-centric approach. Akin to group purchases and bulk orders, this approach simplifies the process for customers, eliminating the need for individual bulk purchases. Furthermore, the Company’s business model streamlines the traditional supply chain by minimizing the involvement of intermediaries, thereby offering a more direct “farm-to-table” supply model. The Company’s vision is to enable the ten million families in Southeast Asia to live a healthier, higher-quality lifestyle. Additional information about the Company is available at http://webuy.global/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. These risks and uncertainties are described more fully in the section captioned “Risk Factors” in the Company’s registration statement on Form F-1 related to the public offering (SEC File No. File No. 333-271604) and annual report on Form 20-F. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: wbuy@crescendo-ir.com